Exhibit 3.3

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

MIRANT CORPORATION

Pursuant to Sections 242 and 228 of the General

Corporation Law of the State of Delaware

Mirant Corporation, a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: Article FIRST of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

FIRST: The name of the corporation is GenOn Energy Holdings, Inc. (hereinafter the “Corporation”).

SECOND: The foregoing amendment was duly adopted in accordance with Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed in its corporate name this 3rd day of December, 2010.

MIRANT CORPORATION

By:	/s/ Allison Cunningham
Name: Title:	Allison Cunningham Assistant Secretary